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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                               (Amendment No. 15)*



                             BERKSHIRE BANCORP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   084597-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Emanuel J. Adler
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notice and Communications)


                                November 2, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)



                                Page 1 of 6 Pages

CUSIP NO. 084597-10-3

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      MOSES MARX
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) or 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF      7.    SOLE VOTING POWER
SHARES
BENEFICIALLY         3,474,413 (includes options to purchase 3,000 shares of
OWNED BY             Common Stock)
EACH           -----------------------------------------------------------------
REPORTING      8.    SHARED VOTING POWER
PERSON
WITH                 -0-
               -----------------------------------------------------------------
               9.    SOLE DISPOSITIVE POWER

                     3,474,413 (includes options to purchase 3,000 shares of Common Stock)
               -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,474,413 (includes options to purchase 3,000 shares of Common Stock)
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |X|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.3%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 2 of 6 Pages

CUSIP NO. 084597-10-3

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      MOMAR CORPORATION
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) or 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      MARYLAND
--------------------------------------------------------------------------------
NUMBER OF      7.    SOLE VOTING POWER
SHARES
BENEFICIALLY         285,000
OWNED BY       -----------------------------------------------------------------
EACH           8.    SHARED VOTING POWER
REPORTING
PERSON               -0-
WITH           -----------------------------------------------------------------
               9.    SOLE DISPOSITIVE POWER

                     285,000
               -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      285,000
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


                               Page 3 of 6 Pages

CUSIP NO. 084597-10-3

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      TERUMAH FOUNDATION, INC.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) |X|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) or 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK
--------------------------------------------------------------------------------
NUMBER OF      7.    SOLE VOTING POWER
SHARES
BENEFICIALLY         441,163
OWNED BY       -----------------------------------------------------------------
EACH           8.    SHARED VOTING POWER
REPORTING
PERSON               -0-
WITH           -----------------------------------------------------------------
               9.    SOLE DISPOSITIVE POWER

                     441,163
               -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      441,163
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                             |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------


                               Page 4 of 6 Pages

Item 2.  Identity and Background.

         (a) This Amendment No. 15 amends and supplements the Schedule 13D, as amended and supplemented by Amendments Nos. 1 through 14, inclusive (the "Schedule 13D"), of Moses Marx, an individual, and Momar Corporation, a Maryland corporation ("Momar"), with respect to the Common Stock, $.10 par value ("Common Stock") of Berkshire Bancorp Inc., a Delaware corporation (the "Company"), formerly known as Cooper Life Sciences, Inc. Except as amended hereby, there has been no change in the information contained in the Schedule 13D. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Mr. Marx, Momar and Terumah Foundation, Inc., a New York not-for-profit corporation (the "Foundation"). The individual and entities hereinabove set forth (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d(d)(3) of the Exchange Act. Information regarding Mr. Marx, Momar and the Foundation in response to
         Item 2 of Schedule 13D has been previously submitted in prior filings of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b)

         According to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006, there were 6,898,556 shares of Common Stock outstanding on November 1, 2006.

         As of the date of this Amendment No. 15, Moses Marx beneficially owned 3,474,413 shares of Common Stock, representing 50.3% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Common Stock. Said securities consist of (i) 2,745,250 shares owned directly by Mr. Marx; (ii) 285,000 shares owned of record by Momar Corporation ("Momar"); (iii) 441,163 shares owned of record by the Foundation; and (iv) options to purchase 3,000 shares of Common Stock. With respect to the shares described in clauses (ii) and
         (iii), Mr. Marx may be deemed to be a beneficial owner of such shares by virtue of his being the only person (in the case of the Foundation, by voting together with his wife, Marga Marx, who together constitute six of the ten votes on the Foundation's Board of Directors) in a position to determine the investment and voting decisions of Momar and the Foundation, respectively, with respect to such shares.

         The foregoing does not include any of the 162,184 shares owned by Eva and Esther, L.P., of which Mr. Marx has a 23.0% limited partnership interest and of which Mr. Marx's daughters and their husbands are the general partners.

         (c) On November 2, 2006, the Foundation donated 100,000 shares of Common Stock to a charitable organization. Other than as reported herein, the Reporting Persons effected no transactions in the shares of Common Stock of the Company during the last 60 days.

         (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

         (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.


                                Page 5 of 6 Pages

                                    SIGNATURE


      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2006


                                                   /s/ Moses Marx
                                                   -----------------------------
                                                   MOSES MARX


                                                   MOMAR CORPORATION


                                                   By: /s/ Moses Marx
                                                       -------------------------
                                                       Name:  Moses Marx
                                                       Title: President

                                                   TERUMAH FOUNDATION, INC.


                                                   By: /s/ Philippe D. Katz
                                                       -------------------------
                                                       Name:  Philippe D. Katz
                                                       Title: Secretary

                                Page 6 of 6 Pages